STRALEM FUND

March 1, 2010
                                                                                     FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Stralem Fund (the “Fund”)
                      File Nos. 811-01920 and 002-34277

Ladies and Gentlemen:

Ms. Patricia P. Williams of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) recently provided us with comments on Post-Effective Amendment No. 58 to the Fund’s registration statement on Form N-1A, which had been filed for the purpose of complying with the new summary prospectus rules.  Following are the comments provided and the Fund’s response to each:

SUMMARY PROSPECTUS

1.	Comment: If the Fund intends to use a summary prospectus, provide a draft of the legend required by Rule 498 of the Securities Act.
Response: The Fund intends to use a summary prospectus. Below is the Rule 498 legend:

“Before you invest, you may want to review the Fund’s prospectus and statement of additional information, which contain more information about the Fund and its risks.  You can find the Fund’s prospectus, statement of additional information and other information about the Fund online at www.stralemfunds.com/literature.  You can also get this information at no cost by calling 1-866-822-9555 or by sending an email request to fundinfo@ultimusllc.com.  The current prospectus and statement of additional information, dated March 1, 2010, are incorporated by reference into this summary prospectus.”

PROSPECTUS
2.	Comment: Under the heading Fees and Expenses, revise the “Redemption Fee” line by removing the footnote references. In addition, delete footnote 1.
Response: The requested changes have been made.

3.	Comment: Delete footnote 2 to the Fees and Expenses section. A line may be added to disclose the wire transfer fee in the Shareholder Fees table.
Response: Footnote 2 has been deleted. The wire transfer fee is disclosed elsewhere in the Prospectus and has not been added to the Shareholder Fees table.
4.
Comment:   In the “Annual Fund Operating Expenses” table, delete footnotes 3 and 5.  Also, condense footnote 4 to the extent possible.  In addition, revise the lines “Less Management Fee Reductions” and “Net Annual Fund Operating Expenses” to comply with the N-1A instructions.

Response:   Footnotes 4 and 5 have been deleted.  The line “Less Management Fee Reductions” has been changed to “Fee Waivers”.  Also, the line “Net Annual Fund Operating Expenses” has been changed to “Total Annual Fund Operating Expenses after Fee Waivers”.

5.
Comment:   Delete the text “all dividends and distributions are reinvested in shares of the Fund” from the second sentence under the heading “Example”.  In addition, delete the text “except that the Expense Limitations remain in effect for only 1 year” from the third sentence under the heading “Example”.

Response: The disclosure has been deleted.
6.	Comment: Delete the discussion of “Temporary Defensive Strategies” from the Risk/Return Summary section.
Response: The disclosure has been deleted from the Risk/Return Summary.
7.	Comment: In the Performance Summary section, delete the sentence from below the performance bar chart that states in part that the impact of taxes is not reflected in the bar chart.
Response: The disclosure has been deleted.
8.	Comment: Delete the two footnotes below the Average Annual Total Returns table on page 5.
Response: The footnotes have been deleted.
9.
Comment:   In the section “Management of the Fund,” the Staff prefers the use of the heading “Portfolio Managers” in place of “Investment Committee”.  In addition, confirm that all members of the Investment Committee are jointly responsible for the day-to-day management of the Fund.

Response: The heading has been changed to “Portfolio Management”. Each member of the Investment Committee is responsible for the day-to-day management of the Fund.
10.
Comment:   In the “Purchase and Sale of Fund Shares” section, delete all the text following the first sentence from the sub-section “General Information”.  Move the first sentence to follow the sub-section “To Place Orders” and delete the sub-section “General Information” in its entirety.

Response: The disclosure has been changed as requested.
11.	Comment: Add disclosure to the “Tax Information” section that clarifies an investor will still have to pay taxes at some point in time even if they invest through a tax-deferred account.
Response: Disclosure has been added to that effect.
12.	Comment: In the table listing the Portfolio Managers on page 9, remove the space in the description of Mr. Cooper’s business background.
Response: We have removed the space.
STATEMENT OF ADDITIONAL INFORMATION
13.	Comment: Add the ticker symbols to the first page of the SAI.
Response: The ticker symbols have been added.
14.	Comment: Confirm that no Investment Committee Members individually manage other accounts on behalf of the Adviser.
Response: The Investment Committee manages all accounts through a team approach.
15.	Comment: Add disclosure regarding potential conflicts of interest to the “Portfolio Management” section.
Response: The following disclosure has been added:
Potential Conflicts of Interest

The Adviser acts as investment adviser to individuals, foundations, pension and profit-sharing plans, retirement plans, trusts, corporations, partnerships and private funds and employs a single portfolio strategy for all of its clients including the Fund. The Adviser has adopted policies and procedures designed to address potential conflicts in allocation of investment opportunities among all its clients. These policies are designed to ensure equitable treatment of all accounts.  See Allocation Policies below for a description of these policies.

Allocation Policies

The Adviser manages other client accounts in addition to the Fund. Because the Adviser uses the same investment strategy to manage both the Fund and its client accounts, the Adviser routinely purchases or sells the same investment securities for the Fund as well as for one or more of the client accounts. When the Adviser believes that it is appropriate, it will aggregate orders for two or more client accounts, including the Fund (a “Bunched Trade”).  Bunched Trades are sought when the Adviser believes such trading will result in a more favorable overall execution for all participating accounts. Bunched Trades that are filled at different intervals during a trading day and/or at different prices will be allocated to client accounts at the average price obtained during that day. Depending on the nature of a trade, an order for the purchase or sale of a security may be filled over the course of several days. Partially filled orders will be allocated to client accounts automatically on a random basis by the Adviser’s order management computer system.  The Adviser will continue to purchase or sell shares, in additional aggregated orders if possible, to obtain shares for the accounts not previously filled.  Using this random computer methodology, all managed accounts receive fair and equitable treatment over time.  When necessary, trades will be allocated according to a rotation system that results in a fair and equitable distribution of opportunities throughout the year.  This method will be used, for example, when the quantity of securities obtained would not have a material impact if distributed amongst more than one client account.

GENERAL
16.	Comment: Include a "Tandy" representation with respect to the Staff’s comments on the Fund’s filing.
Response: The Fund has authorized me to acknowledge to you that:
	(a)	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;
	(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
	(c)	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-587-3406.

Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary